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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

         CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
         SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
         15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                     1-31237
                          ----------------------------
                             Commission File Number

                          Touch America Holdings, Inc.
                    (successor to The Montana Power Company)
            ---------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                 130 N. Main St.
                            Butte, Montana 59701-9332
                                  406-497-5100

   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


            Preferred Stock $4.20 Series of The Montana Power Company
            Preferred Stock $6.00 Series of The Montana Power Company
           Preferred Stock $6.875 Series of The Montana Power Company
            --------------------------------------------------------
            (Title of each class of securities covered by this Form)

     Common Stock, par value $.01 per share, of Touch America Holdings, Inc.
      --------------------------------------------------------------------
       (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)       [X]       Rule 12h-3(b)(1)(i)       [ ]
          Rule 12g-4(a)(1)(ii)      [ ]       Rule 12h-3(b)(1)(ii)      [ ]
          Rule 12g-4(a)(2)(i)       [ ]       Rule 12h-3(b)(2)(i)       [ ]
          Rule 12g-4(a)(2)(ii)      [ ]       Rule 12h-3(b)(2)(ii)      [ ]
                                              Rule 15d-6                [ ]

Approximate number of holders of record as of the certification or notice
date:         None
     ----------------------



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         The above named registrant, Touch America Holdings, Inc., a Delaware corporation ("Touch America") is the successor-in-interest of The Montana Power Company ("MPC"), a Montana corporation that ceased to exist on February 13, 2002, pursuant to the merger of MPC with and into The Montana Power, L.L.C. ("MPLLC"), a Montana limited liability company and wholly-owned subsidiary of Touch America.

         On September 29, 2000, Touch America and MPC entered into a Unit Purchase Agreement (the "Agreement"), as amended on June 21, 2001, with NorthWestern Corporation ("NorthWestern"), a South Dakota-based energy company, to purchase MPC's electric (including Colstrip Unit 4) and natural gas utility business, along with other assets, liabilities, commitments and contingencies. The Agreement provided that MPC would restructure itself immediately prior to the sale by merging with and into its subsidiary, MPLLC. In the merger, shareholders of MPC would receive shares of MPLLC's parent, Touch America. Following the merger, MPLLC would distribute its telecommunications business to Touch America. MPLLC would then be sold to NorthWestern.

         On September 21, 2001, a majority of all the common shares outstanding and entitled to vote at a special meeting of MPC approved the redemption of MPC's outstanding Preferred Stock, $4.20 Series and Preferred Stock, $6.00 Series.

         On February 13, 2002, MPC restructured itself in accordance with the Agreement to facilitate the sale of the utility operations, and, immediately prior to the restructuring, redeemed MPC's outstanding Preferred Stock, $4.20 Series and Preferred Stock, $6.00 Series. In addition, at the same time, pursuant to the restructuring, MPC merged into MPLLC, which then transferred its telecommunications and other operations to Touch America leaving MPLLC with only the utility operations. As a result of this merger, each share of MPC's Preferred Stock, $6.875 Series was cancelled and exchanged for one share of Touch America's Preferred Stock, $6.875 Series and Touch America became the successor-in-interest of MPC. On February 15, 2002, MPLLC was sold to NorthWestern and the divestiture of the utility operations was completed, leaving Touch America as a stand-alone telecommunications company, a wholly owned subsidiary of Touch America.

         Accordingly, Touch America requests termination of the registration of MPC's $4.20 Series Preferred Stock, $6.00 Series Preferred Stock and $6.875 Series Preferred Stock.


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         Pursuant to the requirements of the Securities Exchange Act of 1934,
Touch America Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                    Touch America Holdings, Inc.


DATE: April 25, 2002                    By:  /s/ Jerrold P. Pederson
                                        ------------------------------------
                                        Name:  Jerrold P. Pederson
                                        Title: Chief Financial Officer
                                               (Principal Financial Officer)